Exhibit 99.1

MingZhu Logistics Regains Compliance with Nasdaq Minimum Bid Price Requirement

SHENZHEN, China, July 17, 2024 /PRNewswire/ -- MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (Nasdaq: YGMZ), an elite provider of logistics and transportation services to businesses, today announced that on July 16, 2024, it received notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company has cured the bid price deficiency, and that the Company has regained compliance with Listing Rule 5550(a)(2). Accordingly, this matter is now closed and the Company’s ordinary shares will continue to trade uninterrupted on Nasdaq under the ticker “YGMZ”.

About MingZhu Logistics Holdings Limited (Nasdaq: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit https://ir.szygmz.com/.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission). The potential acquisition involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements including but not limited to statements about the potential benefits of the potential acquisition; the anticipated timing of closing of the potential acquisition (including failure to obtain necessary regulatory approvals) and the possibility that the potential acquisition does not close; risks related to the ability to realize the anticipated benefits of the potential acquisition, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the potential acquisition making it more difficult to maintain business and operational relationships; negative effects of announcing the potential acquisition or the consummation of the potential acquisition on the market price of our common stock or operating results; costs associated with the potential acquisition; unknown liabilities; and the risk of litigation and/or regulatory actions related to the potential acquisition. For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

SOURCE MingZhu Logistics Holdings Limited